Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On the evening of June 5, 2024, Uniti Group Inc. ("Uniti") published a replay of a presentation delivered at the Nareit 2024 REITweek Investor Conference. A transcript of that presentation is below.

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

C O R P O R A T E   P A R T I C I P A N T S

Kenneth Gunderman Uniti Group Inc - President, Chief Executive Officer, Director

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

David Barden Bank of America Securities - Analyst

P R E S E N T A T I O N

David Barden - Bank of America Securities - Analyst

Alright. Well, thank you, everybody, for joining us. My name is David Barden. I am the communications infrastructure and telecommunications analyst with Bank of America, and I'm very pleased to be here to host the President and CEO of Uniti, Kenny Gunderman, for yet another year here at to NAREIT.

It's been a bit of a journey. A number of years ago, Uniti, once called communication sales and leasing, was created through an OpCo-PropCo spin out which created Windstream and ultimately, Uniti. And there's been a lot of news of late, we're going to talk about here very recently about the recombination of that.

Q U E S T I O N S   A N D   A N S W E R S

David Barden - Bank of America Securities - Analyst

And what I want to start off with is a year ago, we were sitting in this very room and there was worry that Uniti could cut the dividend, could de-REIT. And Kenny, you gave an impassioned, articulation of all the reasons why not being a REIT was a terrible idea and that Uniti would never do that. And yet, here we are, you've now announced that you will de-REIT, you've announced that you will no longer pay a dividend, and that you're merging now with your largest tenant, Windstream. So could you talk us through how you got there?

Kenneth Gunderman - Uniti Group Inc. - President, Chief Executive Officer, Director

Yeah, of course. And David, as always, thanks for doing this with us, it's always fun and it's great to be at NAREIT and this hopefully will not be our last year. Yeah, so we've defended the restructure in the past for for a variety of reasons. Number one, because we were never not investing in our business to pay a dividend. We were always investing heavily in our fiber business and still paying a dividend. That was always the case.

Secondly, there were always material tax savings to being a REIT for us. We talked about $1 billion plus of NPV tax savings from being a REIT. And thirdly, we talked about the strategic value of being a fiber REIT in particular, because it's very hard to become a fiber REIT. It was historically, it is today and we thought that that was a very valuable thing to have. We also said we were not dogmatic about any corporate or tax structures, we were going to do what was right for shareholders, and we were also saying along the way that we were evaluating transformative transactions, which almost by definition means that everything's on the table in terms of looking at corporate structures and tax structures.

So today, we've recently announced merging with our largest tenant, Windstream, which will require us to de-REIT because we don't have enough REIT-able income at the corporate level. Number two, we do have internal uses of capital that are very value accretive. So Kinetic is a big part of this new business. It is a terrific copper to fiber conversion story and there's an expansive copper footprint to be overbuilt with fiber. And there's sort of a green, a land grab going on in fiber to the home. And so deploying that capital sooner rather than later to build fiber is very value accretive and people are paying 20 times plus cash flow for fiber to the home businesses today. So deploying that capital into the business is a better use of our capital than paying a dividend.

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

Secondly, ironically, we're saving corporate taxes by de-REITing because we're going to get a step up at Uniti by de-REITing, which will give us a tax shield at the corporate level and so we will probably be paying some corporate taxes on a go-forward basis, but not a material amount of corporate taxes. And so again, just letting the numbers drive our decision making, it sort of led to that decision.

And lastly, and importantly, we are likely to retain some REIT status within the corporate entity somewhere because we will have the ability to do that at the Uniti fiber level. And we do think that has a lot of strategic value on a go-forward basis. So net-net, we think we've held true to what we said last year in terms of our defense and rationale around the restructure and applying that to this current deal, which has tremendous strategic value, which I'm sure we're going to get into some of that, David. But the deal itself has tremendous strategic value and fitting that strategic value into the new corporate structure and the new tax structure, we think this is a terrific outcome for Uniti shareholders.

David Barden - Bank of America Securities - Analyst

So the Uniti business, as it stands today, is really kind of two businesses. It's a sale leasing business, with Windstream being the largest tenant, and then there's a fiber business that you've built in second and third-tier markets, mostly a wholesale business for wireless carriers and others. So the deal is not planning to close for another year, but you're not going to paying the dividend. What's Uniti going to do with the money that you're going to save? Is there anything that is going to change in the next year at Uniti as a stand-alone company?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

So not within Uniti, we're going to continue investing in our fiber business and continue growing that business at mid-single digit top line, continued margin improvement, continued capital intensity coming down, but a big part of -- something that was very important to us when we announced this transaction and planned for this transaction was for the business plan on a consolidated basis to be fully funded. So leverage out of the gate is going to be around 4.8 times, 4.95 times depending on what you include in the numerator and denominator.

And over the next two years, the two companies on a combined basis are going to be burning cash flow, so '24 and '25, that company will be burning cash flow. And then in 2026, the combined company will turn cash flow positive. And that's inclusive of an expanded build of the fiber business at Kinetic. So over 2024 and 2025, we wanted to make sure that we had liquidity, ample liquidity, on day one in the bank that funded that cash burn for the next two years. And so, we have that with a nice cushion and part of that is inclusive of the cash flow that the business will be generating in the next few years.

So having that fully funded plan with a slightly higher leverage than what we want, gives us the ability to have confidence that leverage is going to tick down over time. It may tick up a little bit, but then tick down over time. We have ample liquidity and we've got a fully funded business plan with plans to expand that bill, which is also part of the fully funded plan.

So that's the use of capital. It goes back to what I was saying earlier, looking at our capital allocation policy and sacrificing that dividend, but in lieu of investing in very value accretive fiber builds.

David Barden - Bank of America Securities - Analyst

So when we get to this, would you get to the end. And I'm assuming you don't see any reason, regulatory-wise, on a statewide basis, how hard you guys work to get this thing taken apart, putting it back together, you'll see any kind of reasons why that's going to be a problem?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

No. We've talked about the deal closing in the second half of 2025, which a lot of people are questioning that. Why should it take so long? And that's a long period of time for us to really do the work on the story. And our answer is no, there's really no issues that we see on regulatory approval, whether that be at the federal level or the state level. So we're really just leaving ourselves a cushion on timing because of timing related issues.

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

There's a number, there's -- we operate in almost 50 states. So that means interacting with close to 50 PCs, which means you can't always predict the timing of this. But looking at prior transactions, I think anywhere from 9 to 18 months is kind of the norm. And that's really what we think.

David Barden - Bank of America Securities - Analyst

So when we do get to the end of this road, the new business is going to be the kind of consumer Windstream, Kinetic overbuilding copper with fiber opportunity, and then it will be the other stuff. And roughly at Windstream, it's a little bit more than 50% is the consumer business, and the other 45 is wholesale enterprise, other things managed services. And Uniti will bring the second third tier market fiber businesses to the table.

And I think that there's a philosophical conversation happening. Right now, in another room, Crown Castle exploiting why towers and fiber maybe belong together or maybe they don't belong together and what made it maybe other stronger or maybe stronger separately. As you think about the new company that Uniti Windstream will be, why should all that stuff be together? Do you think it's optimal that it stays together or does the Uniti Windstream have to go through another evolution to maximize value for everybody?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Yeah. Great questions. For those of you who know Uniti, we had a tower business at one point, and I thought then and think now that there's terrific synergies to having towers and fiber together, but we sold our tower business that what I still think is industry -- the highest multiple in the industry at 35 times cash flow so that convinced us to move away from the tower business.

So yeah, on a pro forma basis, there will be three business units. There will be Kinetic, which is a copper to fiber conversion story, very analogous to Frontier, as you mentioned, and that will be roughly 50% of the EBITDA. And then there will be the fiber infrastructure business, which will be the Uniti Fiber business combined with Windstream's wholesale business. And that will represent close to 30% of EBITDA. And then the third piece will be a managed services business, which I'll come back to. That piece is noncore to the fiber -- to the strategy going forward and to the fiber infrastructure business.

Kinetic and the fiber infrastructure businesses, those strategies are very similar. It's building fiber in smaller markets and getting there first or early, and if you do that, you have a less competitive environment and you dissuade competitors from coming into those markets because the economics just don't work. And so over the past seven, eight years, we've been demonstrating that at Uniti repeatedly.

Our fiber business is focused on tier two and tier three markets from a wholesale and enterprise perspective only. And we've been growing that business consistently, consistent margin improvement, consistent capital intensity coming down. We've kept competitors out of our markets and we talked about our markets is having terrific growth runway. So we've got a very underutilized fiber network and our market share in a lot of these markets is very low, sub-10%, sub 5% after years and years of lease up activity in those markets.

When you apply that strategy to Kinetic, it's very similar to what Kinetic's doing today. They're building fiber in markets where there's either no fiber competition or very little fiber competition. They're going into those markets with anywhere from 25% to 30% initial penetration and then progressively leasing up those markets after the fact and when you compare the economics of the two, they're actually quite comparable. So very similar strategy, very similar economics. And so together, those two businesses create a terrific unique story.

It's not just a fiber to the home story or it's not just a commercial fiber story. It's a consolidated, a tier two, tier three focused enterprise, residential and wholesale fiber story that I think is unique relative to any of the public stories that are out there today and there's synergy with those two companies being together.

When you think about fiber to the home providers today, they're spending tens of millions of dollars hundreds of millions of dollars procuring backhaul, which is basically intercity fiber connectivity to support their markets and this new business -- and it's been a terrific opportunity for Uniti on the wholesale side because we -- a lot of those companies are customers of ours. But this business on a combined basis will have the synergy of not having to procure backhaul in the same way that a lot of these fiber-to-the-home providers are today. So there is nice synergy there.

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

With all of that said, those two businesses could exist separate from each other. And so I think one of the -- I've said it repeatedly, but one of the reasons for doing this transaction is not only the strategic value that I just talked about, but also it does create M&A optionality for us down the road. And that could mean separating those businesses.

David Barden - Bank of America Securities - Analyst

You want to talk about being in services?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Oh. So managed services is -- there's a part of Windstream's business today that they characterize as their enterprise business. We're calling it managed services just to distinguish it from from Uniti's enterprise business. It's a terrific product based business. It's UCaaS. It's SaaS. It's security. It's SD-WAN. It's a business that's analogous to a [Mazor G] or to a [Nitel]. These are businesses that have been bought and sold for 10 times plus multiples over the past number of years. And it's in it's -- connected with a in IP connectivity business so on a combined basis it's about $1 billion of revenue.

So it's a good business, but it is not our own fiber infrastructure, and it's a complicated cloud-based product business that's just not core to the fiber infrastructure strategy that we talked about. So it's a business that we plan to -- and Windstream currently is today, managing it largely for cash. And it could be an interesting divestiture candidate down the road.

David Barden - Bank of America Securities - Analyst

So I wanted to get back to that pieces parts and kind of what that might mean for the equity story. But when we think about long haul fiber, the cost to build on a mile between New York and Washington, D.C. is going to be kind of the same as between Savannah and Ivy Island right now, it's just not going to be all that different. But I think that there's a strong sense in the market that building a mile of fiber to the home which passes 100 homes versus one mile that passes 10 homes is a very different economic environment.

So why is it that building fiber to the home in second or third markets is a good idea? Because for the longest time, the big guys, Verizon, AT&T told us that was a terrible idea.

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Yeah, and Verizon and AT&T, and now T-Mobile are spending billions of dollars investing in fiber to the home, and that's notable. Three biggest wireless carriers in the country, also, three of the largest fixed wireless providers in the country are investing billions of dollars in the very business that we're talking about here. So we're trying to skate to where the puck's going. And I think they are too. And I think the economic model works for a number of reasons here.

So first of all, Kinetic is spending roughly 650 per home per passing, which is one of the leading costs in the industry. Most people are spending 1,000 plus per home. And the reason for that is Kinetic has invested heavily in that fiber network over the past few years, so building fiber to the node, which means building -- well, it means building all the way out to a node near the home, but not going all the way to the home. And so over the past number of years, Kinetics built already spent $0.5 billion doing that. So that last mile of fiber to be built is cheaper than building all the way back back to the core.

Secondly, Kinetic has their own internal construction team. So almost 100% of their construction is done by internal resources, which is roughly a 20% to 30% cost savings relative people who outsource.

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

So Kinetic is building cheaper than others, and to your point, David, yeah, I think building intercity fiber is roughly the same regardless of whether you're building from big cities or connecting small cities. But I would argue that tearing up streets in Greenbriar, Arkansas versus tearing up streets in Chicago or New York City, it's a heck of a lot cheaper and Greenbriar, Arkansas. I can promise you.

So when you apply your analogy to local markets, it is cheaper to build in smaller local markets, especially if you have the relationships and the boots on the ground in those markets where you can -- you might you might know personally the permitting people or certainly the mayor. But I would also say this is comparing today versus five years ago or 10 years ago, there are use cases for fiber to the home that actually justify having 500 or a gig or two or five gigs of speed. Whereas five years ago or 10 years ago, there just weren't.

And so and today, people are actually willing to pay a fair price for those speeds because they have use cases, whether it be for them or their kids or all of the entire family, and that was just not the case in five or 10 years ago.

David Barden - Bank of America Securities - Analyst

So when you're building a model looking at the fiber to the home, honestly, the input cost is actually the least important variable. The two rivals that really matter are the penetration and the ARPU growth. What has to happen for you to be successful in that return proposition?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

So today, Kinetic underwrites to roughly 20% IRRs on their models, and those models are outperforming relative to initial expectations. I think that the inputs are -- if you look at ARPU, I talked about with a Kinetics cost to building one of the leading in the industry. Windstream's ARPU is close to $90, which is also one of the best in the industry. I think when you're in the smaller markets, you have a little bit of pricing power. You don't want to overuse that or exploit it, but you do have a little bit of pricing power because you do have less competition.

And in about 15% of Kinetic's markets, there's a second fiber provider. So 85% of Kinetic's markets have one fiber provider. That's Kinetic. So a little bit of pricing power. So ARPU is a positive. And with respect to penetration, as I said somewhere between 15 -- sorry, initial penetrations of have been very positive, later cohorts at Kinetic have been more positive than than the earlier cohorts and the lease up and the progression of additional subscribers in those markets has also been on track.

And so when you when you take all those things together with a very predictable build costs, the models are working. And I think that the proof of all that will be when will the business grow, when will EBITDA start to grow, and when will capital intensity come down, and we forecast all those things to happen. So I think I'm not going to get into multiyear guidance beyond what we've said previously, but we're highly confident that the business is going to grow and the capital intensity is going to come down.

David Barden - Bank of America Securities - Analyst

So this is a question you used to get a lot, which is how BEAD would impact your business? This is the Biden infrastructure funding $42 billion coming in to support broadband builds in underserved and unserved markets. And your answer for Uniti was always well, it's going to affect our customers and maybe we'll have a side benefit, but now you're squarely in the middle of that. So when you talk about free cash flow positive and all these things and the things that could make you successful, is that anticipating something from BEAD or BEAD something incremental that we're going to have to really think about being incremental to the model in '25, '26?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

So back to your earlier question about the economics of building in rural markets, another benefit of being in those markets is there tends to be a federal or state subsidy to help you build in those markets. So for today, for example, Kinetic is executing on hundreds of millions of dollars of

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

funding and public, private partnership funding to build into these markets. It's a -- it's one of the, it gets talked about telecom a lot, but it's one of the last remaining bipartisan issues about getting broadband out to the masses. It's something that's consistently supported.

And B, there's a byproduct to that. This is billions of dollars of federal and state funding that will be used to help build into more rural markets, whether it's served or underserved or non served markets. Kinetic is -- we expect Kinetic to be a large participant in that program and a large beneficiary of that program. And it's one of the reasons why we're doing this transaction today because we want to have the company on a combined basis, be able to exploit that program in a positive way versus separate, we think we'll be able to participate in a bigger way in that program on a combined basis.

And so to your question, yes, we absolutely intend to be to be active there. And when we talk about Kinetic's, current build plan, they're targeting roughly building fiber to about 45% of the entire footprint. On a combined basis, we're targeting close to 60% of coverage of the fiber footprint and a big contributor to that will be BEAD.

And so for those of you don't know how that program works, it's really essentially federal and state dollars of subsidizing build to more rural markets, and there's a matching portion of it coming from us and we believe that the majority of the subsidy funds will come in first and the matching portion will come in later. And so when we think about our fully funded plan, even up to the million homes, that that additional spending comes in '26 and '27 and beyond when the business is cash flow positive so that incremental spending will be from cash flow generated in the business.

David Barden - Bank of America Securities - Analyst

So before we can get into the equity story, the valuation stuff real quick, you mentioned about how AT&T is investing fiber, about how T-Mobile now just recently announced it's investing in fiber, and there is a big talk about Convergence. Is there -- what role does wireless play in your success, if any?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Well, first of all, I think another benefit of the combined business is that you've got a fiber business that has a big wholesale business, a successful enterprise business, and this residential fiber business and so we've always talked about being diversified across different use cases. And so, wireless is terrific for us because the wireless carriers are terrific customers of ours. They have been for years and will continue to be going forward. And so when people ask me about fixed wireless, I always say that's a tale of two cities. It may hurt Kinetic in some ways but it's a terrific opportunity for additional backhaul for us to sell in our wholesale business.

So we want the wireless carriers to be successful and we think that they will be on a go-forward basis. With respect to wireless as part of a bundle, personally I'm not sold on that. I think one of the great things about Telecom is that we're all consumers of it. You all have iPhones and iPads. You all use your -- you have personal home e-mail and your internet and all these different things that you can judge for yourself, do you really care whether you have two separate bills for wireless or for your home internet? Most of us are on auto on auto pay anyway.

And so personally, I don't care. And so when I talk to people just anecdotally, I get a lot of the same. So I don't view the bundle as an opportunity to necessarily sell more. And I think it's more of a maybe minimizing churn as opposed to selling more. But that's a debate that's raised in telecom for years and will persist for many years going forward. So for us on a go-forward basis, Kinetic does have an MVNO with AT&T. That's not been talked about much publicly, but there is one in place and that will continue. But I don't see it being a huge driver of the business.

David Barden - Bank of America Securities - Analyst

So obviously, Uniti stock for a long time was really a dividend story. Now it's not a dividend story, but now it's an investment story. Maybe it's a divestment story. Can you kind of walk us through, if you have the patients, like what's your vision for what the equity story is on the other side of this merger?

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Well, for starters, Uniti is better off with this deal with versus without it. It's deleveraging, it's free cash flow positive. We're replacing a complicated and hard to understand MLA relationship and renewal math with -- that's going away. We're cleaning the cleaning up the story from an operational point of view, is now better -- easier to understand. There's real comps to point to. And as I said, there's more M&A optionality for the businesses on a combined basis versus separately.

But very importantly, we're basically replacing MLA revenue with operating revenue. That, in my view, has the opportunity for multiple appreciation, whereas the MLA revenue that we historically had was perpetually discounted by the market, in my view. And despite our efforts on educating the market as to why we disagreed, we just never got over that hump and so now we have the ability to replace that revenue with essentially the surrogate cash flow from Windstream and get a fiber multiple arbitrage on that business.

So that's a big part of the equity story that's buying into the fact that if -- when you look at how this business is valued today at a six times multiple, I would argue that that is a ridiculously low and attractive entry point if you really value fiber and you want to invest in an attractive digital infrastructure business. And so that's number one. And number two, we need the ability to get out and tell the story. Windstream has been private and so getting more information out there as necessary. And the time to close is long. So we know, this is a journey. This is not something that's going to happen overnight.

And I think ultimately it leads to execution. So if we get out, we tell the story, we convince folks that there's a multiple arbitrage, which we -- they eminently believe that there is, we didn't have to execute. And one of the things over the years, it has been frustrating to me is that we have executed at Uniti in our core business, but it's been hard to get the attention of the market to focus on that. And so we're going to continue to execute. And I'm highly confident that Kinetic is going to continue to execute as well. And when you put all those things together, I think the equity story is going to work.

David Barden - Bank of America Securities - Analyst

And you did not rule out the possibility that on the far side of getting to free cash flow positive, there might be dividends again?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

There absolutely could be a dividend again. We've suspended it. We have not said there will never be a dividend. So we have always been fans of it. Our Board has always been fans of it. So there could be that point in the future when we institute a dividend.

David Barden - Bank of America Securities - Analyst

And you're going to be the CEO of the new company?

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

Yes.

David Barden - Bank of America Securities - Analyst

And what's your tenure?

JUNE 05, 2024 / 1:30PM, UNIT.OQ - Uniti Group Inc at NAREIT REITweek: Investor Conference

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

I've said it many times, but I'm a shareholder first. I own close to 4 million shares, which I think makes me a top 10 shareholder. So I care about the company and shareholder value first as opposed to my job. And so, I'm in this role as long as I'm the right person for it. And as soon as that changes, I'll be the first person to raise my hand and move onto the next thing.

David Barden - Bank of America Securities - Analyst

Kenny, thanks so much for joining us today. Really appreciate it.

Kenneth Gunderman - Uniti Group Inc - President, Chief Executive Officer, Director

David, thank you.

David Barden - Bank of America Securities - Analyst

Thank you, everybody.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream Holdings II, LLC ("Windstream") or the proposed combined company ("New Uniti") or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the SEC in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

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Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.